PRESS RELEASE FOR IMMEDIATE PUBLICATION	EXHIBIT 99.1

TIW To Redeem US$ 48 million in Senior Guaranteed Notes

Corporate Facility has been repaid in full

Montréal, Canada, April 11, 2003 - Telesystem International Wireless Inc. (“TIW”) announces that it sent notice to the trustee of its 14% Senior Guaranteed Notes to redeem at par US$ 48 million in principal amount plus accrued interest on April 25, 2003, as required by the indenture governing the Notes.

The US$ 48 million represents the net cash proceeds from the sale of TIW’s Brazilian assets after full repayment of loans outstanding under TIW’s corporate credit facility. The corporate facility was retired on March 26, 2003.

After the redemption, TIW’s corporate indebtedness will consist essentially of US$ 172 million in 14% Senior Guaranteed Notes due December 2003.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with over 3.9 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

FOR INFORMATION:

MEDIA: MARK BOUTET Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	INVESTORS: SERGE DUPUIS Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca